Mercedes-Benz Auto Receivables Trust 2024-1
Investor Report
Collection Period Ended   31-Mar-2024

Amounts in USD

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Mar-2024	31-Mar-2024		
Determination Date	11-Apr-2024			
Record Date	12-Apr-2024			
Distribution Date	15-Apr-2024			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Mar-2024	15-Apr-2024	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2024	15-Apr-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,700,000.00	161,810,113.99	120,327,238.01	41,482,875.98	140.287034	0.406923
Class A-2A Notes	244,500,000.00	244,500,000.00	244,500,000.00	0.00	0.000000	1.000000
Class A-2B Notes	244,500,000.00	244,500,000.00	244,500,000.00	0.00	0.000000	1.000000
Class A-3 Notes	476,600,000.00	476,600,000.00	476,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	98,010,000.00	98,010,000.00	98,010,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,359,310,000.00**	**1,225,420,113.99**	**1,183,937,238.01**	**41,482,875.98**		
Overcollateralization	34,856,681.09	34,854,167.03	34,854,167.03			
Adjusted Pool Balance	1,394,166,681.09	1,260,274,281.02	1,218,791,405.04			
Yield Supplement Overcollateralization Amount	65,292,162.27	58,907,417.90	56,866,336.52			
Pool Balance	**1,459,458,843.36**	**1,319,181,698.92**	**1,275,657,741.56**			

	Amount	Percentage
Initial Overcollateralization Amount	34,856,681.09	2.50%
Target Overcollateralization Amount	34,854,167.03	2.50%
Current Overcollateralization Amount	34,854,167.03	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	41,482,875.98	140.287034
Class A-2A Notes	5.060000%	1,030,975.00	4.216667	1,030,975.00	4.216667
Class A-2B Notes	5.688640%	1,197,695.75	4.898551	1,197,695.75	4.898551
Class A-3 Notes	4.800000%	1,906,400.00	4.000000	1,906,400.00	4.000000
Class A-4 Notes	4.790000%	391,223.25	3.991667	391,223.25	3.991667
Total		**$4,526,294.00**		**$46,009,169.98**	

Amounts in USD

Available Funds

Principal Collections	42,018,806.50
Interest Collections	7,949,760.38
Net Liquidation Proceeds	430,114.92
Recoveries	206,213.13
Purchase Amounts	65,949.09
Advances made by the Servicer	0.00
Investment Earnings	220,931.78
Available Collections	**50,891,775.80**
Reserve Fund Draw Amount	0.00
Available Funds	**50,891,775.80**

Distributions

(1) Total Servicing Fee	1,099,318.08
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	4,526,294.00
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	41,482,875.98
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	3,783,287.74
Total Distribution	**50,891,775.80**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,099,318.08	1,099,318.08	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,526,294.00	4,526,294.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	1,030,975.00	1,030,975.00	0.00
thereof on Class A-2B Notes	1,197,695.75	1,197,695.75	0.00
thereof on Class A-3 Notes	1,906,400.00	1,906,400.00	0.00
thereof on Class A-4 Notes	391,223.25	391,223.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,526,294.00	4,526,294.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	41,482,875.98	41,482,875.98	0.00
Aggregate Principal Distributable Amount	41,482,875.98	41,482,875.98	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,485,416.70
Reserve Fund Amount - Beginning Balance	3,485,416.70
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	14,785.40
minus Net Investment Earnings	14,785.40
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,485,416.70
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	14,785.40
Net Investment Earnings on the Collection Account	206,146.38
Investment Earnings for the Collection Period	220,931.78

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,459,458,843.36	29,733
Pool Balance beginning of Collection Period	1,319,181,698.92	28,290
Principal Collections	24,328,905.40	
Principal Collections attributable to Full Pay-offs	17,689,901.10	
Principal Purchase Amounts	65,949.09	
Principal Gross Losses	1,439,201.77	
Pool Balance end of Collection Period	1,275,657,741.56	27,656
Pool Factor	87.41%	

	As of Cutoff Date	Current
Weighted Average APR	7.74%	7.79%
Weighted Average Number of Remaining Payments	60.69	56.61
Weighted Average Seasoning (months)	8.92	12.91

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,265,211,276.50	27,485	99.18%
31-60 Days Delinquent	6,251,128.64	109	0.49%
61-90 Days Delinquent	2,977,395.25	45	0.23%
91-120 Days Delinquent	1,217,941.17	17	0.10%
Total	1,275,657,741.56	27,656	100.00%

Delinquency Trigger	3.550%
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.329%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,439,201.77	43	4,912,549.99	118
Principal Net Liquidation Proceeds	426,757.61		3,100,297.25	
Principal Recoveries	206,074.30		264,928.54	
Principal Net Loss / (Gain)	806,369.86		1,547,324.20	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.746%
Prior Collection Period	0.358 %
Second Prior Collection Period	0.145 %
Third Prior Collection Period	NA
Four Month Average	0.416%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.106%
Average Net Loss / (Gain)	13,112.92

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.